Nelson F. Greene Vice-President, Interim General Counsel & Board Secretary

250 Greenwich Street, 35th Floor
7 World Trade Center
New York, NY 10007

August 6, 2009

Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: NCR Corporation

Form 10-K for the Year ended December 31, 2008

Filed February 26, 2009

File No. 001-00395

Dear Mr. Gilmore:

On behalf of NCR Corporation (“the Company”), this letter is in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your letter of July 23, 2009.

We have set forth your numbered comments in italics followed by the Company’s responses:

1. We note your response to our letter dated June 30, 2009. You state that your non-U.S. subsidiaries have sold products through unaffiliated non-U.S. distributors into Iran, Sudan and Syria. Please identify for us any of your unaffiliated non-US distributors to, and your customers in, Iran, Sudan and Syria who appear on the Treasury Department’s SDN List or otherwise are specifically sanctioned by the U.S. government.

The Company’s Export Compliance Program requires that the Company and its subsidiaries check all new customers in advance against a Denied Parties List, which is a compilation of various U.S. government sanctions lists, including the Treasury Department’s SDN List. When a prospective customer is engaged, the customer’s name (and principals, if known), must be reviewed against the Denied Parties List in every country outside the U.S. in which NCR conducts business directly or through a subsidiary. If a potential customer’s name appears to be on the Denied Parties List, all transactions with that potential customer are to be stopped until it can be determined whether they are, in fact, the entity listed. Names already in our customer database are reviewed against additions to the Denied Parties List and similar action taken if a potential match is found.

With respect to Iran, as noted in our letter of June 30, 2009, NCR foreign subsidiaries sold only to unaffiliated non-US distributors, who were those subsidiaries’ only customers in the country. Similarly, in Sudan, as also noted in our letter of June 30, 2009, NCR foreign subsidiaries sold

Patrick Gilmore

only to unaffiliated non-US distributors, and to no other customers. None of these distributors were on Treasury’s SDN or other government sanctions list at the time of any transaction with NCR. With respect to Syria, the Company is not aware of any sale by any of its foreign subsidiaries to any entity or individual that was listed on the Treasury’s SDN or other government sanctions list at the time of any transaction with NCR, except for sales to Commercial Bank of Syria (CBS), which has been the subject of a Department of the Treasury final ruling that imposes a special measure against that institution as a financial institution of primary money laundering concern under Section 311 of the USA PATRIOT Act. This action bars U.S. banks and their overseas subsidiaries from maintaining a correspondent account with the CBS. All transactions by NCR’s foreign subsidiary with the CBS are in full compliance with U.S. export control laws and regulations.

2. We note your representation that, to the best of your knowledge, Ahli United does not employ your products, equipment, components, technology, software or services in activities in Iran or any other embargoed country. Please tell us the basis for that representation.

NCR (Bahrain) W.L.L. sold to Ahli United Bank, which is based in Bahrain. We have no reason to believe that Ahli United Bank employed NCR-provided products, equipment, components, technology, software or services in Iran or any other embargoed country. We note, in fact, that according to the website of Ahli United Bank, its branches are not located in any embargoed countries.

3. Please describe to us the nature of the non-U.S. origin goods that the Syrian branch of NCR (North Africa) Ltd., your subsidiary registered in Cyprus, resells to customers in Syria.

The Syrian branch office of NCR (North Africa), Ltd., which is registered in Cyprus, resells the following non-US origin products:

•	Paper rolls and inks used for ATM receipts

•	Continuous form papers for use with line printers

•	Printers

•	Desktop terminals

•	Low-end personal computers

•	Power supplies for desktop terminals and personal computers

4. Please describe to us any agreements, commercial arrangements, or other contacts you or your subsidiaries have had, directly or indirectly, with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

The Company is not aware of any agreements, commercial arrangements or other contacts by the Company, directly or indirectly through distributors, with the governments of Iran, Sudan, or Syria or to entities controlled by those governments. The Company is also not aware of any sales by its foreign subsidiaries to the governments of Iran or Sudan or entities controlled by those governments, except to the extent the governments of Iran or Sudan may have controlled

Patrick Gilmore

some of the banks which purchased from our subsidiaries’ distributors or financed such transactions, as described in our previous letter of June 30, 2009. The Company is not aware of any other agreements, commercial arrangements or other contacts with the governments of Iran or Sudan, or entities controlled by those governments. With respect to Syria, the Company is aware that its foreign subsidiary, NCR (North Africa) Ltd., through its Syrian branch office, re-sold the products previously identified in Paragraph 3 to certain government customers. The Company is not aware of any other contacts with the government of Syria, or entities controlled by that government, except for the type of low-level incidental contacts that are inherent in the importation of products.

5. Please discuss the materiality of any direct or indirect contacts with Iran, Sudan, and Syria described in response to our comment in our letter dated June 20, 2009 and the two foregoing comments in this letter, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or other similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiments evidenced by such actions directed toward companies that have business contacts associated with Iran, Sudan, and Syria.

As stated in our previous letter of June 30, 2009, from a quantitative perspective, the sales at issue constituted less than 1 percent of the Company’s sales for the relevant time period. From a qualitative, or reputational, perspective, the Company also believes these sales are immaterial. First, the sales were lawful under the U.S. export control laws and regulations in effect at the time of such sales. Second, the products and related services sold were purely commercial in nature and unrelated to the activities which resulted in sanctions for the countries at issue. Finally, the Company directed its foreign subsidiaries to stop all sales involving Iranian entities in 2006 and is winding down its sales involving Sudanese entities, a process that will likely be completed in mid-2010, as previously indicated. While the Company’s foreign-based subsidiaries have ongoing activities in Syria, we note that recent announcements by the current administration have indicated an increased willingness to permit even U.S persons to engage in certain licensed information technology exports directly to Syria. See US Opens Way to Ease Sanctions Against Syria, NEW YORK TIMES (July 29, 2009) (reporting statement of Andrew J. Laine, spokesman for the U.S. Department of State). Given that the sales in question are de minimis in the context of the Company’s consolidated sales and were undertaken in compliance with the law by non-U.S. persons, the Company does not believe these activities constitute a material investment risk.

Patrick Gilmore

We believe that this addresses the additional comments set forth in the Staff’s letter of July 23, 2009 and that additional disclosure is not warranted. Please let us know if you require any further information.

Sincerely,

/s/ Nelson F. Greene
Nelson F. Greene
Vice-President, Interim General Counsel & Board Secretary